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ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

Active Portfolios Multi-Manager Growth Fund

Effective on February 28, 2014, the Fund will make certain changes to its principal investment policies. The Fund's investment policy to invest, under normal circumstances, at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks of U.S. and foreign companies that have market capitalizations, at the time of purchase, in the range of companies in the Russell 1000 Growth Index, will no longer be in effect on and after February 28, 2014. Such revised policy is described in a supplement, dated December 9, 2013, to the Fund's prospectus filed with the Securities and Exchange Commission on December 9, 2013 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-13-466032), which is hereby incorporated by reference as part of the response to Items 77D and 77Q1 of Form N-SAR.